                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.4)1

                                   MIDAS, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   595626 10 2
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 1, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-------------------------                                   --------------------
CUSIP No. 595626 10 2                 13D                     Page 2 of 10 Pages
-------------------------                                   --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, WC, OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,470,030 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,693,800 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,693,800 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                   --------------------
CUSIP No. 595626 10 2                 13D                     Page 3 of 10 Pages
-------------------------                                   --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,470,030 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,693,800 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,693,800 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                   --------------------
CUSIP No. 595626 10 2                 13D                     Page 4 of 10 Pages
-------------------------                                   --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0 shares
OWNED BY EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,470,030 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,470,030 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,470,030 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                   --------------------
CUSIP No. 595626 10 2                 13D                     Page 5 of 10 Pages
-------------------------                                   --------------------

            The following  constitutes  Amendment  No. 4 ("Amendment  No. 4") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.

            Item 2 is amended in its entirety to read as follows:

Item 2.     Identify and Background.

            This Schedule 13D is filed by MLF Investments, LLC ("MLFI"), Matthew
L. Feshbach and MLF Partners,  L.P. ("MLFP"), who act as a group with regards to certain aspects of shares of Common Stock.

            MLFI is a limited  liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment consulting and acting as the general partner of MLFP. MLFI's business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770.

            Matthew L. Feshbach is an individual  whose business address is 2401
West Bay Drive,  Suite 124, Largo,  Florida 33770.  His principal  occupation is managing member of MLFI. Mr. Feshbach is a United States citizen.

            MLFP (together with MLFI and Mr. Feshbach,  the "Reporting Persons")
is a limited  partnership  organized and existing under the laws of the State of
Delaware.  The  principal  business  of MLFP is private  investment  consulting.
MLFP's business address is 2401 West Bay Drive, Suite 124, Largo, Florida 33770.
The general partner of MLFP is MLFI.

            During the last five years,  none of MLFI, Mr.  Feshbach or MLFP has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In  addition,  during  the last five  years,  none of MLFI,  Mr.
Feshbach  or MLFP has  been a party to a civil  proceeding  of any  judicial  or administrative body of competent  jurisdiction as a result of which it or he was or is subject to a judgment,  decree, or final order enjoining future violations of,  or  prohibiting  or  mandating  activities  subject  to,  federal  or state securities laws or finding any violation with respect to such laws.

            Item 3 is amended in its entirety to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

            As of the October 7, 2003,  MLFP beneficially owned 1,470,030 shares of Common Stock. Each of MLFI and Mr. Feshbach may be deemed to beneficially own
1,693,800 shares of Common Stock, consisting of 1,470,030 shares of Common Stock owned by MLFP and 223,770 shares of Common Stock owned by an account  managed by
MLFI.  The funds  used to  purchase  such  shares of Common  Stock came from the working  capital and margin  borrowings  under usual terms and conditions of the private  investment  limited  partnership and the working capital of the managed account.  Such shares of Common Stock were accumulated through purchases made on the open market at an aggregate  cost of  approximately  $13,992,353,  including brokerage commissions.

            Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.     Interests in Securities in the Issuer.

            (a) Each of MLFI and Mr. Feshbach beneficially owns 1,693,800 shares of  Common  Stock or 11.2% of the  shares  of  Common  Stock  outstanding.  MLFP beneficially  owns  1,470,030  shares of Common  Stock or 9.7% of the  shares of
Common Stock  outstanding.  The  aggregate  percentage of Shares of Common Stock reported  owned by each person named herein is based upon  15,092,374  shares of
Common Stock  outstanding as of September 26, 2003 (as disclosed by the Issuer's
Chief Financial Officer to the Reporting Persons).

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct  the vote and the  power to  dispose  or to  direct  the  disposition  of
1,470,030  shares  of  Common  Stock,  or 9.7% of the  shares  of  Common  Stock outstanding.  MLFI and Mr.  Feshbach  share the power to dispose of or to direct

-------------------------                                   --------------------
CUSIP No. 595626 10 2                 13D                     Page 6 of 10 Pages
-------------------------                                   --------------------

the  disposition of additional  223,770  shares of Common Stock,  or 1.5% of the shares of Common Stock outstanding.

            Item 5(c) is hereby amended to add the following:

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting Persons during the past sixty days. All the transactions were effected through open market purchases.

            Item 7 is hereby amended to add the following exhibit:

            Exhibit No. 2 -   Agreement to File Joint  Schedule 13D by and among
                              MLF Investments,  LLC, Matthew L. Feshbach and MLF
                              Partners, L.P., dated October 9, 2003.

             [The remainder of this page was purposely left blank.]

-------------------------                                   --------------------
CUSIP No. 595626 10 2                 13D                     Page 7 of 10 Pages
-------------------------                                   --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2003                  MLF Investments, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Matthew L. Feshbach

                                        MLF Partners, L.P.

                                        By: MLF Investments, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

-------------------------                                   --------------------
CUSIP No. 595626 10 2                 13D                     Page 8 of 10 Pages
-------------------------                                   --------------------

                                   SCHEDULE A

                TRANSACTIONS IN THE SHARES OF COMMON STOCK DURING
                               THE PAST SIXTY DAYS

A.   Transactions by the Private Investment Limited Partnership

     Shares of Common Stock
           Purchased                 Price Per Share ($)        Date of Purchase
           ---------                 -------------------        ----------------

           170,000                         13.0324                10/01/03
             3,200                         12.2981                 9/26/03
            11,900                         12.3345                 9/25/03
             7,900                         12.5968                 9/24/03
            15,300                         12.4917                 9/22/03
            27,600                         12.4290                 9/19/03
             3,700                         12.4983                 9/18/03

B.   Transactions by the Managed Account

     Shares of Common Stock
           Purchased                 Price Per Share ($)        Date of Purchase
           ---------                 -------------------        ----------------

             1,000                         12.5000                 9/23/03
             2,700                         12.4917                 9/22/03
             4,900                         12.4290                 9/19/03
             1,000                         12.4983                 9/18/03

-------------------------                                   --------------------
CUSIP No. 595626 10 2                 13D                     Page 9 of 10 Pages
-------------------------                                   --------------------

                                  EXHIBIT INDEX

             Document                                                       Page
             --------                                                       ----

1.    Agreement to File Joint  Schedule 13D,  dated February                 --
      14, 2003 (previously filed)

2.    Agreement to File Joint  Schedule 13D by and among MLF                 10
      Investments,   LLC,   Matthew  L.   Feshbach  and  MLF
      Partners, L.P., dated October 9, 2003.

-------------------------                                   --------------------
CUSIP No. 595626 10 2                 13D                    Page 10 of 10 Pages
-------------------------                                   --------------------

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

            Pursuant to Regulation Section 240.13d-1(k)(1) promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Midas, Inc., and that such statement shall be filed on behalf of each of them.

            This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

Dated: October 9, 2003                  MLF Investments, LLC

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member

                                        /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Matthew L. Feshbach

                                        MLF Partners, L.P.

                                        By: MLF Investments, LLC,
                                            General Partner

                                        By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name:  Matthew L. Feshbach
                                            Title: Managing Member